UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT of 1934

For the Month of January 2023

333-206723

(Commission File Number)

P.V. NANO CELL LTD.

(Translation of registrant’s name into English)

8 Hamasger Street
Migdal Ha’Emek, 2310102, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Resignation of a Director

Effective as of January 1, 2023, Mr. David Boas resigned from the board of directors (the “Board”) of P.V. Nano Cell Ltd. (the “Company”). Mr. Boas’ resignation from the Board is due to personal reasons and is not the result of any disagreement with the Company on any matter relating to the Company’s business, operations, policies or practices.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 4, 2023	P.V NANO CELL LTD.

	By:	/s/ Avi Magid
		Name:	Avi Magid
		Title:	Chief Executive Officer

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